
Mail Stop 3628

June 29, 2007

By Facsimile (303)825-1185 and U.S. Mail

Scott A. Berdan, Esq.
Kamlet Shepherd & Reichert LLP
1515 Arapahoe Street, Tower 1, Suite 1600
Denver, Colorado 80202

Re: **ACT Teleconferencing, Inc.**
       Schedule 13E-3 filed June 13, 2007
       File No. 5-54823

Dear Mr. Berdan

        We have reviewed the filing for the issues related to Schedule 13E-3 and those noted below and have the following comments:

Offer to Purchase

1. We note the references to "estimates for 2007" at the top of page 15. Please disclose the estimates or tell us where in the document they may be found.

2. The company has reserved the right to terminate the offer in its sole discretion. The ability of the company to terminate the offer absent the occurrence of some disclosed condition would render the offer illusory and in violation of Section 14(e) of the Exchange Act. Please revise to eliminate the right or expand to clarify in what circumstances the right may be exercised.

10-K for the fiscal year ended December 31, 2006

General

3. Exhibit 10.1 to your 10-Q for the quarterly period ended March 31, 2007, is a Teleconferencing Services Agreement, between AT&T Corp. and your subsidiary ACT Teleconferencing Services, Inc., pursuant to which AT&T agrees to purchase services from ACT Teleconferencing Services, Inc. The agreement identifies Dial-Out Zones. We note that Cuba is identified in Zone 2; Iran and North Korea are identified in Zone 5; and Sudan and Syria are identified in Zone 6. These countries are identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic

sanctions and export controls. Please describe your current, past and anticipated operations in and other contacts with these countries, if any, whether directly or through subsidiaries or other indirect arrangements. Discuss the materiality to you of such contacts, in light of the countries' status as state sponsors of terrorism. Please also discuss whether the contacts, individually or in the aggregate, constitute a material investment risk to your security holders.

4. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Iran, North Korea, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

5. We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism, and similar legislation in regard to Iran has been proposed by several other states. The Pennsylvania General Assembly has adopted a resolution that requires its Budget and Finance Committee to report annually regarding state pension fund assets invested in companies that do business with certain U.S.-designated state sponsors of terrorism. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. States including California, Connecticut, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. Finally, Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, North Korea, Sudan and Syria.

Please direct any questions to me at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to the following ZIP code: 20549-3628.

Very truly yours,

Pamela W. Carmody
Special Counsel
Office of Mergers & Acquisitions